As filed with the Securities and Exchange Commission on April 6, 2001
Registration No. 333-___________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933

Centura Software Corporation
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	7372 (Primary standard industrial classification code number)	94-2874178 (I.R.S. Employer Identification Number)
975 Island Drive Redwood Shores, California 94065 (650) 596-3400 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

SCOTT R. BROOMFIELD
President And Chief Executive Officer
975 Island Drive
Redwood Shores, California 94065
(650) 596-3400
(Name, Address Including Zip Code, and Telephone Number Including Area Code,
of Agent for Service)

Copies to:

RICHARD S. GREY, ESQ.
Orrick, Herrington & Sutcliffe LLP
Old Federal Reserve Bank Building
400 Sansome Street
San Francisco, CA 94111

Approximate date of commencement of proposed sale to the public:
At such time or times after the effective date of this registration statement as the selling stockholders shall determine.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ _______________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ _______________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered (1)(2)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, $.01 par value	5,750,000 shares	$0.8594	$4,941,550	$1,235

(1)Shares of common stock that may be offered pursuant to this Registration Statement consist of 5,301,952 shares issuable upon conversion of 5,000 shares of Series B Cumulative Convertible Preferred Stock and 448,048 shares issuable upon exercise of warrants. For purposes of estimating the number of shares of common stock to be included in this Registration Statement, we included (i) 1,400,000 shares, representing the number of shares of common stock issuable upon conversion of the Series B Cumulative Convertible Preferred Stock, determined as if 2,000 shares of the Series B Cumulative Convertible Preferred Stock were converted in full at the ceiling conversion price of $1.75 per share and after fully accrued dividends on 2,000 shares of Series B Cumulative Convertible Preferred Stock of approximately $225 per share; plus an additional 720,781 shares, to account for any additional shares issuable if the conversion price is below $1.75 per share, (ii) 2,100,000 shares, representing the number of shares of common stock issuable upon conversion of the Series B Cumulative Convertible Preferred Stock, determined as if 3,000 shares of the Series B Cumulative Convertible Preferred Stock were converted in full at a conversion price of $1.75 per share and after fully accrued dividends on 3,000 shares of Series B Cumulative Convertible Preferred Stock of approximately $225 per share; plus an additional 1,081,171 shares, to account for any additional shares issuable if the conversion price is below $1.75 per share, and (iii) 359,789 shares, representing 100% of the number of shares of common stock issuable upon exercise of the warrants, plus an additional 88,259 shares to account for any additional shares issuable upon the exercise of the warrants if the applicable conversion price goes down pursuant to the terms of the Series B Cumulative Convertible Preferred Stock transaction documents.

(2)Estimated solely for the purpose of computing the amount of the registration fee based on the average of the high and low sale prices of the common stock as reported on The Nasdaq National Market on April 4, 2001 pursuant to Rule 457(c).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

THE INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS IDENTIFIED IN THIS PROSPECTUS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to Completion, Dated April 6, 2001

PRELIMINARY PROSPECTUS

CENTURA SOFTWARE CORPORATION

5,750,000 Shares

Common Stock

THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 3 OF THIS PROSPECTUS FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

5,750,000 shares of our common stock are being sold by the selling stockholders listed on page 11. The shares are issuable upon conversion of preferred stock and exercise of warrants, both of which were issued by us in connection with a private financing in 2001.

On April 5, 2001, the last sale price of our common stock on The Nasdaq National Market was $0.875 per share.

Centura Software Corporation
975 Island Drive
Redwood Shores, California 94065
(650) 596-3400

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is April 6, 2001

THE COMPANY

We are focused on becoming the leader in enabling the secure extension of enterprise class information, on a wireless basis, to Information Appliances (as defined below) (used by people) and Intelligent Devices (as defined below) (machines) through our Touchpoint software membrane. To accentuate this focus, on February 22, 2001, we completed a divestiture of our client/server business. The divestiture provides management the ability to devote its complete attention and resources to developing new products and services related to mobile, wireless and embedded computing. Management believes that the mobile and embedded markets provide greater growth potential than our client/server business.

Net revenue related to the divested business represented approximately $33 million or approximately 80% of our 2000 net revenue, and the divestiture is anticipated to result in annualized cost savings of approximately $35 million.

As the name "Centura Software Corporation" was developed and used in our client/server business, which now has been sold, management has begun a process to rename the Company "Mbrane", Inc. and to develop the name "Mbrane" as the brand for its products. Subject to approval by the Company's stockholders, the Company's board of directors has approved changing the name of the Company to "Mbrane, Inc." At its annual meeting of stockholders to be held in June 2001, the Company will seek stockholder approval of the name change. The Company's stock symbol on the Nasdaq National Market will be changed to MBRN, effective April 2, 2001. References to "we", "us", "our", "Mbrane", "Centura" or the "Company" means Centura Software Corporation and its subsidiaries and divisions (which now conduct business as Mbrane), and their predecessor companies and subsidiaries. Discussion about our business in Part I, Item 1, of this report will focus mostly on our new products and services.

Mbrane is a worldwide company with offices in the United States, the United Kingdom and Australia. We solve the problem of getting business information to and from mobile workers and embedded devices, thereby enabling informed, real time decision making capabilities for businesses. Hand- held devices, such as the Compaq iPAQ, the Palm, the HP Jornada, and cellular telephones ("Information Appliances") and embedded system devices, such as switches for fiber optic data traffic, factory automation equipment, printers and scanners ("Intelligent Devices") can now have secure and interactive access to enterprise systems, processes, applications and data (herein after defined as "Information Assets"). Mbrane's products include the "Touchpoint Product Suite" and an embedded application and data management technology ("Velocis"). Together these products provide a comprehensive connectivity platform and utility technology that enables users of Information Appliances and Intelligent Devices to access and process business information in real-time and in both connected and occasionally connected secure environments. Mbrane makes a software platform our customers use to quickly develop sophisticated wireless connections to enterprise business applications. We believe that connecting the mobile worker, or embedded systems, to enterprise Information Assets will provide our customers substantial returns in productivity and competitiveness.

RISK FACTORS

PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION APPEARING IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

Our current business is not profitable and may not become profitable.

To date, our mobile, wireless and embedded business has not been profitable and we do not expect it to become profitable during 2001. Although it is management's objective to become profitable in 2002, there can be no assurance that this objective will be achieved.

We have incurred losses from operations in 2000 and 1999 with an accumulated deficit of $106,018,000 and $81,216,000, respectively. We have been dependent upon raising money from issuances of our preferred stock and common stock in order to fund these losses and further establish our business. We currently plan to increase our revenues to a level that will allow us to finance expected expenditures and result in at least neutral cash flows from operations. However until we reach this stage we will continue to use our current cash and cash equivalent balances to meet the shortfall. We also plan to raise additional financing where necessary. There can be no assurance that, in the event we require additional financing, such financing will be available on terms which are acceptable to us or at all. Any additional issuance of equity or equity- related securities will be dilutive to our stockholders. In the event that we are unable to increase revenue levels or financing is unavailable to us management has developed alternative plans that will entail the reduction of expenses to levels that could be financed by revenues generated. Such reductions in expenditures may include actions similar or slightly smaller in scope to the cost-reduction exercises undertaken in November 2000. There can be no assurance that the exercise undertaken in November 2000 or any further cost cutting exercises will be successful in completely eliminating the difference between expenditures and revenues or that such actions would not have a harmful effect on our business and results of operations.

Based on our current plans we believe that the current balance of our cash and cash equivalents, the proceeds from the divestiture of our client/server product and services business, and the proceeds from additional financing will be sufficient to meet our operating and capital requirements for at least the next twelve months.

The market for mobile, embedded and wireless devices may grow more slowly that anticipated.

Although we believe the market for utilizing mobile, wireless and embedded technology is growing quickly, we cannot predict the rate at which such technology will be adopted. If the rate of adoption of such technology is slower than anticipated, the rate of growth of our revenue will likely be slowed.

The volatility of our common stock price may harm our growth and ability to raise capital.

Our common stock has a history of high volatility and our stock price may vary in response to quarterly variations in operating and financial results, as highlighted below, announcements of new products or customer contracts by us or our competitors, litigation and other factors, including sales of substantial blocks of our common stock. In addition, the extreme price fluctuations of the stock market in general, and technology stocks in particular (including ours), may affect the price of our stock, often without necessarily any regard to whether we have experienced changes in our business, operating results, or financial condition. Fluctuations in the trading price or liquidity of our common stock may adversely affect our ability to raise capital through future equity financings, or to negotiate successful stock-for-stock acquisitions of other companies.

Fluctuations in our quarterly and annual results may adversely affect our stock price.

Our quarterly and annual operating results have fluctuated significantly in the past and may continue to do so in the future. On an annual basis historically, including the results of our client server business which was sold in February 2001, we reported a loss of $30.0 million in 2000, a loss of $3.2 million in 1999, and a profit of $2.1 million in 1998. Our future operating results may be below the expectations of public market analysts or investors. We also may not learn of, or be able to confirm, revenue or earnings shortfalls until late in, or after, the fiscal quarter; consequently we may not be able to adjust spending in a timely manner to compensate for the shortfalls. Accordingly, any significant shortfall in sales of our products or services in relation to our expectations, or those of analysts or investors, could have an immediate adverse impact on the price of our common stock. A number of factors are likely to cause variations in our quarterly and annual results. From time to time, new technologies may be announced or delivered - developed by us or our competition that have the potential to replace or shorten the life cycles of our existing products. The announcement of new products may also cause customers to delay their purchasing decisions in anticipation of such products. We may therefore occasionally experience a reduction in demand, and decreased sales, for our existing products. In addition, in some cases our revenue recognition is dependent upon the business activities of our customers, and the timely and accurate reporting of their activities to us, making predictability of the related revenue extremely uncertain. For example, many of our product licensing arrangements are subject to revenue recognition on a per- unit deployed basis, including cases where a deferred obligation to such customers is gradually extinguished. Delays in the introduction or availability of new hardware and software products from third parties may also negatively affect sales of our products.

Cyclical factors, including year and quarter end purchasing and the timing of marketing activities, such as industry conventions and tradeshows, may cause our operating results to fluctuate. Although we have operated historically with little or no backlog, we have experienced cyclical patterns of product revenue, contributing to variation in quarterly worldwide product revenues and operating results. We have generally realized lower revenues in the first quarter as compared with the immediately preceding fourth quarter of any given year and lower European revenues in the third quarter as compared to the rest of the year. We have also experienced a pattern of recording a substantial portion of our revenues in the third month of a quarter. As a result, product revenues in any quarter are dependent on orders booked in the last month. Our staffing and other operating expenses are based in part on anticipated net revenues, a substantial portion of which may not be generated until the end of each quarter. Delays in the receipt or shipment of orders, or the actual loss of product orders, can cause significant variations in operating results from quarter to quarter.

Our restructuring efforts may not improve our operational performance.

We have restructured our operations and announced changes in strategic direction in the past:

    In June 1999, we extended our offering of embedded database products by acquiring Raima Corporation, a Seattle-based vendor of cross-platform micro- databases and data management tools. Through this acquisition we were further able to focus our efforts throughout 1999 and 2000 on the Information Appliance and Intelligent Device markets.
    In February 2001, we completed a divestiture of our client/server product and services business. The divestiture provides management the ability to devote its complete attention and resources to developing new products and services related to mobile, wireless, and embedded computing. Management believes that the mobile and embedded markets provide greater growth potential than the client/server business.

We may possibly undertake other major restructuring efforts or changes in strategic direction in the future. It is uncertain whether our past or future strategic changes will improve our operational results.

Our inability to retain or attract key personnel may prevent our business from growing.

We are highly dependent on our executive officers and other key personnel, and the loss of these employees may harm our competitive position. Our future success will also depend largely on our ability to continue to attract highly skilled personnel. Competition is intense for employees with highly technical, management, and other skills in the software industry, particularly in Seattle and the San Francisco bay area, and it may be difficult to attract or retain qualified key employees. Without strong management and talented employees we may not continue to develop successful new products or to obtain important strategic alliances.

The lack of timely market delivery of our products and services or the inability to achieve market acceptance may result in negative publicity and losses.

The markets for our software products and services are characterized by rapid technological developments, evolving industry standards, swift changes in customer requirements, computer operating environments, and frequent new product introductions and enhancements. If one or more competitors introduce products that better address customer needs we may lose our market positioning and momentum, and as a consequence our revenues may decrease.

Our success depends on the ability of our primary products, including Mbrane's Touchpoint Mobile Companion; Touchpoint Embedded Companion (including RDM); Touchpoint Server Partner; and Velocis to perform well in various business hardware and software application environments, and on the ability of our consulting organization to successfully assist customers in their solutions development. Any failure to deliver these products and services as scheduled, their failure to achieve market acceptance, rapid technological change, or failure to timely release new versions or upgrades, could result in negative publicity and decreased sales. Like many software companies, we have experienced delays in the development of new products and product versions, resulting in loss or delays of product revenues. There can be no assurance that we will not experience further delays in connection with our current product development or future development activities. We are also increasingly dependent on the efforts of third-party "partners," including system integrators, independent software vendors and distributors, to develop, implement, service and support our products. These third parties increasingly have opportunities to select from a very broad range of products from our competitors, many of whom have greater resources and market acceptance than ours. In order for our products and services to succeed in the market we must actively recruit and sustain relationships with these third parties.

Software errors in some of our products may cause our future sales to decrease.

Software products as complex as those offered by us may contain undetected errors when first introduced or as new versions are released. Our software products are complex; therefore, undetected errors may be discovered after our products are first released. Although we have not experienced material adverse effects resulting from any such errors to date, errors could be found in new products or releases after commencement of commercial shipments, resulting in adverse product reviews and a loss of or delay in market acceptance.

If our target customers shift requirements away from mobile, wireless, and embedded systems software applications, demand for our products may decrease significantly.

To date, substantially all of our revenues have been derived from the licensing of our embedded database products for PC client/server systems and other embedded software environments. Licensing of products for use in mobile, wireless, embedded systems, and related consulting and support services, is expected to account for substantially all of our revenues for the foreseeable future. The market for mobile, wireless and embedded systems in general, and the segments of such market addressed by our products in particular, are relatively new. Our future financial performance will depend in part on the continued expansion of this market and these market segments, the growth in the demand for our other products, as well as increased acceptance of our products by information technology professionals. We cannot assure you that the market for mobile, wireless and embedded systems software in general, and the relevant segments of the market addressed by our products will continue to grow. Neither can we assure that we will be able to respond effectively to the evolving requirements of the market and market segments, or that information technology professionals will accept our products. If we are not successful in developing, marketing, localizing and selling applications that gain commercial acceptance on a timely basis, our competitive position may suffer and our revenues may decrease.

The market for mobile, wireless, and embedded systems software is highly competitive, and we risk losing our market share to other companies.

The mobile, wireless, and embedded systems software market is intensely competitive and rapidly changing. Our current and prospective competitors offer a variety of solutions to address this market segment. Competitors range from providers of connectivity and synchronization solutions, such as Abaco, Aether Systems, Broadbeam, Brience, Palm, Everypath, Fusion One, Odyssey, Pumatech and Veriprise to providers of both connectivity-synchronization and small footprint embeddable databases such as IBM, Informix ("Cloudscape"), Microsoft, Object Store, Oracle, Point Base and Sybase's iAnywhere division. Our competitors could introduce products with more features and lower prices than our offerings. These companies could also form partnerships with established companies to compete with us. As our market expands, it becomes more attractive to any number of companies. Companies with significantly greater resources than ours could attempt to enter the market, or increase their presence in the market, by acquisition, forming strategic alliances with our competitors, or by introducing products specifically designed for these markets.

Any termination, or significant disruption, of our relationships with any of our VAR partners, or the failure by such parties to renew agreements with us, could harm our sales.

We rely on relationships with value-added resellers. We also maintain strategic relationships with a number of vertical software vendors and other technology companies for marketing or resale of our products. Some of our resellers also offer competing products. We cannot assure you that our resellers will continue to purchase our products in the same amounts, if at all, or to provide our products with adequate promotional support. Termination of any of our relationships with distributors or resellers could negatively affect our sales.

Our inability to compete successfully in international markets may reduce our revenues.

For the year ended December 31, 2000 our international sales were 56% of our net revenues, for the year ended December 31, 1999 our international sales were 55% of our net revenues, and for the year ended December 31, 1998 our international sales were 54% of our net revenues. A key component of our strategy is continued expansion into international markets particularly as the international market for mobile, wireless and embedded systems software has in many instances developed ahead of domestic markets. We currently anticipate that international sales, particularly in new and emerging markets, will continue to account for a significant percentage of total revenues. We will need to retain effective VARs, and hire, retain and motivate qualified personnel internationally to maintain and/or expand our international presence. However, there can be no assurance that we will be able to successfully market, sell, localize, and deliver our products in international markets. There are also risks inherent in doing business internationally; unexpected changes in regulatory requirements and government controls, problems and delays in collecting accounts receivable, tariffs, export license requirements and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, political and economic instability, fluctuations in currency exchange rates, seasonal reductions in business activity during summer months in Europe and other parts of the world, restrictions on the export of critical technology, and potentially adverse tax consequences, could adversely impact the success of international operations. In addition, effective copyright and trade secret protection may be limited or unavailable under the laws of some foreign jurisdictions. Also, sales of our products are denominated either in the local currency of the respective geographic region or in US dollars, depending upon the economic stability of that region and locally accepted business practices. Any increase in the value of the US dollar, relative to local currencies in those markets, may negatively impact our competitive position and our cash flows.

Our inability to adequately protect our proprietary technology may result in losing our competitive position.

We currently have two patents pending with respect to our proprietary encryption methodology and four patents pending with respect to our Touchpoint Companion and Server architecture. The source code for our proprietary software is protected both as a trade secret and as a copyrighted work. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, or to develop similar technology independently. In addition, effective copyright and trade secret protection may be unavailable or limited in some foreign countries. We generally enter into confidentiality or license agreements with our employees, consultants, and vendors, and generally control access to and distribution of our software, documentation, and other proprietary information. Despite efforts to protect proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that is regarded as proprietary. Policing such unauthorized use is difficult. There can be no assurance that the steps taken by us will prevent misappropriation of our technology or that such agreements will be enforceable. In addition, litigation may be necessary in the future to enforce intellectual property rights, to protect trade secrets, or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of our resources. Third parties may also claim infringement by us with respect to current or future products. We expect that we will increasingly be subject to such claims as the number of products and competitors in the mobile, wireless, and embedded system software markets grow and the functionality of such products overlaps with other industry segments. In the past, we have received notices alleging that our products infringe trademarks of third parties. We have historically dealt with and will in the future continue to deal with such claims in the ordinary course of business; evaluating the merits of each claim on an individual basis. There are currently no material pending legal proceedings against us regarding trademark infringement.

Any third party infringement claims, whether or not they are meritorious, could result in costly litigation or require us to enter into royalty or licensing agreements. If such agreements are required, they may be unavailable or only available on unacceptable terms. If we were found to have infringed upon the proprietary rights of third parties we could be required to pay damages, cease sales of the infringing products, and redesign or discontinue such products.

Our inability to monitor and respond to the need for additional personnel and upgraded systems may impair our ability to expand sales and generate increased revenue.

In recent years we have experienced both expansion and contraction of our operations, each of which has placed significant demands on our administrative, operational and financial resources. To manage future growth, if any, we must continue to improve our financial and management controls, reporting systems, and procedures on a timely basis. Further, we must expand, train and manage our work force. There can be no assurance that we will be able to perform such actions successfully. We intend to continue to invest in improving our financial systems and controls in connection with higher levels of operations. Although we believe that our systems and controls are adequate for the current level of operations, we may need to add additional personnel and expand and upgrade our financial systems to manage any future growth. Our failure to do so effectively could negatively impact the growth of our sales and revenue.

Future issuance of shares of our common stock under existing option plans and outstanding warrants, will dilute the ownership of our existing stockholders and the sale of such shares could negatively affect our stock price.

As of December 31, 2000, we had outstanding warrants to purchase 1,586,000 shares of our common stock and outstanding options to purchase 10,236,000 shares of our common stock. Future issuance of such shares of our common stock under these outstanding warrants and options, will dilute the ownership of our stockholders. In addition, sales, including block sales, of a significant number of shares of common stock, or the potential for such sales, could adversely affect the prevailing stock market price for our common stock.

Conversion of the Series B Cumulative Convertible Preferred Stock and exercise of the related warrants will dilute the interests of existing stockholders.

On March 9, 2001, we issued 2,000 shares of Series B Cumulative Convertible Preferred Stock, for a price of $1,000 per share, and entered into an agreement to issue and sell up to an additional 3,000 shares of Series B Cumulative Convertible Preferred Stock (the "Second Issuance Series B Stock"), subject to certain conditions, and extended an option to purchase an additional 6,000 shares of Series B Cumulative Convertible Preferred Stock, together with warrants to purchase 114,286 shares of common stock. All of these securities are convertible into or exercisable for shares of our common stock. Upon conversion or exercise of these securities, the interests of our existing stockholders will be diluted proportionately.

Additionally, the number of shares of common stock into which the Second Issuance Series B Stock is convertible, and the number of shares for which the warrant to be issued in connection with the issuance of the Second Issuance Series B Stock (the "Second Issue Warrant") is exercisable, in each case increases substantially the lower the "Ceiling Price" with respect to the Second Issuance Series B Stock. The "Ceiling Price" with respect to the Second Issuance Series B Stock will be the lesser of (a) the simple average of the volume- weighted average price per share of our common stock for a twenty-day period preceding the issuance of the Second Issuance Series B Stock, or (b) if that average exceeds $1.75 per share, then $1.75 per share plus 50% of the excess. The issuance of the Second Issuance Series B Stock is expected to occur in the latter half of June 2001 subject to the fulfillment of certain conditions. If the twenty-day moving average market price of our common stock is below $1.75 per share at that time, the dilution resulting from the conversion of the Second Issuance Series B Stock and exercise of the Second Issue Warrant could be substantial. If the twenty-day moving average price of our common stock is at levels materially below $1.75 per share, dilution could be extreme.

Our failure to obtain stockholder approval of certain proposals in connection with the sale of our Series B Cumulative Convertible Preferred Stock would have adverse financial effects on the Company.

Our agreement to sell our Series B Cumulative Convertible Preferred Stock requires that we seek stockholder approval to increase our total number of authorized shares and approval to sell and issue to the investor securities that may represent more than 20% of our outstanding common stock under certain circumstances. The failure of our stockholders to approve either of these proposals will result in material financial penalties to us, including the requirement that we redeem shares of the Series B Cumulative Convertible Preferred Stock at 130% of their purchase price, plus accumulated unpaid dividends.

The failure of our stockholders to approve a proposal to increase the number of authorized shares of common stock would have a significant adverse effect on our business.

At our next stockholder meeting, we intend to seek stockholder approval to increase the number of authorized shares of common stock available for issuance. If we are unable to obtain such approval, we will be unable to complete, subject to certain additional conditions, our existing agreement to sell 3,000 shares of our Series B Cumulative Convertible Preferred Stock for an aggregate gross purchase price of up to $3,000,000 and unable to raise additional capital through the issuance of other equity securities, to consummate strategic acquisitions, or to issue stock for other purposes.

The failure of our stockholders to approve the change on our name from "Centura Software Corporation" to "Mbrane, Inc.," could have an adverse effect on the conduct of our business.

Stockholder approval of the change of our name from "Centura Software Corporation" to "Mbrane, Inc." is critical to our strategic position and branding. If such approval is not obtained, we would need to continue doing business as Mbrane on a "doing business as" ("dba") basis. This could cause confusion among the our customers, partners, and investors and thereby adversely affect operations.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus may contain forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. Forward-looking statements relate to future events or to our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "could," "believes," "estimates," "predicts," "potential" or similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of factors more fully described in the "Risk Factors" section and elsewhere in this prospectus.

Although we believe that the expectations reflected in any forward-looking statements are reasonable, we cannot guarantee future events or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's view only as of the date of this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, even if new information becomes available or other events occur.

USE OF PROCEEDS

The Selling Stockholders will receive all of the proceeds from the sale of the securities sold pursuant to this prospectus, although Centura would receive approximately $674,287 upon the exercise of the warrants (assuming a "Ceiling Price" of $1.75 per share for the warrants to be issued in connection with the second issuance of Series B Preferred Stock).

ISSUANCE OF PREFERRED STOCK AND WARRANTS TO SELLING STOCKHOLDERS

This prospectus covers the shares of Centura's common stock issuable upon conversion of the Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Stock") and exercise of the warrants by the selling stockholders.

On March 9, 2001, Centura issued and sold (i) 2,000 shares of its Series B Cumulative Convertible Preferred Stock and a warrant to purchase 114,286 shares of its common stock at $2.01 per share to Peconic Fund, Ltd. ("Peconic") (the "First Issuance") The price per share of the Series B Preferred Stock was $1,000, and the gross proceeds to Centura from the private placement were $2,000,000.

Subject to the satisfaction of certain conditions, Centura will issue and sell additional shares of the Series B Preferred Stock to Peconic. If the conditions are satisfied, the amount of the second issuance will be up to $3 million and the price per share of the Series B Preferred Stock will be $1,000 (the "Second Issuance"). An additional warrant to purchase common stock could be issued to Peconic in connection with the Second Issuance. The number of shares of common stock covered by such warrant will be determined by dividing 300,000 by the Second Issuance Ceiling Price (as defined below).

Peconic also has an option to purchase an additional 6,000 shares of the Series B Preferred Stock in the aggregate at the original purchase price of $1,000 per share. Solely between June 9, 2001 and March 27, 2002, Peconic may exercise this option generally only once, but twice under certain circumstances, in an aggregate dollar amount of not less $1,000,000 or more than $6,000,000 (the "Third Issuance"). An additional warrant to purchase up to 300,000 shares of common stock could be issued to Peconic in connection with the Third Issuance. The common stock issuable upon conversion of the Series B Preferred Stock as well as the common stock underlying the warrants issued in connection with the Third Issuance are not covered by this registration statement.

Peconic is entitled to dividends on the Series B Preferred Stock of 4.5% per annum, payable quarterly at Centura's option in cash or in kind. Dividends accumulate daily on each share of Series B Preferred Stock, whether or not declared, until each such share of preferred stock has been converted or redeemed. To the extent dividends are not paid on the applicable dividend payment date, such dividends shall be cumulative and shall compound quarterly until the date of payment of such dividend. We are prohibited from declaring a dividend of any kind as long as the total stated value of all outstanding shares of preferred stock is in excess of $500,000. Centura has the right to repurchase all of the outstanding preferred stock with 45 days prior written notice and at a redemption price of 121% of the price paid by Peconic plus accrued and unpaid dividends.

The Series B Preferred Stock is redeemable at the option of the holders at a premium, upon the occurrence of events defined in the Certificate of Designation, Preferences and Rights of Series B Cumulative Convertible Preferred Stock. Examples of such events are: a change in ownership or voting control of Centura, a delisting of Centura's common stock from the NASDAQ National Market or the inability to register the underlying common stock using Form S-3. The redemption amount differs depending on the nature of the event. For example, in the event of a change in control, the redemption amount is 121% of the cumulative face value of the Series B Preferred Stock, outstanding at the time of the event. In the event of a delisting from the Nasdaq National Market, the redemption amount is 125% of the cumulative face value of the Series B Preferred Stock, outstanding at the time of the event. In the event of Centura's inability to register the underlying common stock within 150 days form the initial issuance date, the redemption amount is 130% of the cumulative face value of the Series B Preferred Stock, outstanding at the time of the event.

Rochon Capital Group, Ltd. acted as Centura's placement agent in connection with the sale of the Series B Cumulative Convertible Preferred Stock and was issued a warrant to purchase 74,074 shares of Centura's common stock in connection with such services. Rochon and Peconic are referred to in this prospectus as the "Selling Stockholders."

Conversion

The Series B Preferred Stock may be converted into shares of common stock of Centura at any time at the holder's option at a ceiling conversion price with respect to shares purchased in the First Issuance of $1.75 per share (the "First Issuance Ceiling Price"). The ceiling conversion price with respect to shares purchased in the Second Issuance is the lower of (i) the daily weighted average price per share of Centura common stock for a period of twenty consecutive trading days preceding the issuance date or (ii) $1.75 per share plus 50% of the amount by which the daily weighted average price per share of Centura common stock for the twenty consecutive trading days preceding the issuance date exceeds $1.75 per share (the "Second Issuance Ceiling Price"). The ceiling conversion price with respect to shares purchased in the Third Issuance is $2.00 (the "Third Issuance Ceiling Price"). Following the date that is 10 days after the date of this prospectus and prior to August 9, 2001, Centura may at any time, and from time to time, direct Peconic to convert all or a portion of their outstanding preferred stock. If there is preferred stock outstanding after August 9, 2001, Centura is deemed to have given a notice to convert the remaining preferred, and Peconic will have until March 9, 2006 to convert their remaining preferred stock. The preferred stock will automatically convert on March 9, 2006, subject to extension in certain circumstances. The price at which Centura may direct them to convert is equal to the lowest weighted-average trading price of Centura common stock during the 10 trading days including and immediately preceding each day a conversion is executed with a maximum conversion price of the applicable ceiling price. Therefore if Peconic converts before Centura directs them to do so, the applicable conversion price is the applicable ceiling price. If they convert upon Centura's direction, or if Centura fails to have a cash and cash equivalent of at least $2.5 million as shown on its quarterly and annual financial statements or fails to have a loan facility in effect to permit borrowings in excess of $2.5 million, the conversion price is the then the lower of the applicable ceiling price and the lowest of the daily weighted average trading price of Centura's common stock during the ten trading days immediately preceding the date of conversion.

The number of shares of common stock into which one share of preferred stock is convertible is determined by adding $1,000 (the amount paid for that share) per share of preferred stock and any accrued but unpaid dividends for each share of Series B Preferred Stock, and then dividing that sum by the applicable conversion price. For example, assuming there are no accrued dividends and a conversion price of $1.75 per share for shares purchased in the First Issuance, one share of Series B Preferred Stock will convert into 571 shares of common stock ($1000 divided by $1.75).

For shares issued in the Second Issuance, the conversion price will be the lesser of (a) the simple average of the volume-weighted average price per share of our common stock for a twenty-day period preceding the Second Issuance, or (b) if that average exceeds $1.75 per share, then $1.75 per share plus 50% of the excess. The Second Issuance is expected to occur in the latter half of June 2001, subject to the fulfillment of certain conditions. Assuming a twenty-day moving average market price of our common stock of $1.063 per share, which was the last sale price of our common stock on The Nasdaq National Market on April 2, 2001, the applicable conversion price would be $1.063. The following table sets forth the number of shares we would be required to issue according to "worst case scenarios," where Peconic exercises its option to purchase all of the additional 6,000 shares of preferred stock, and the assumed conversion price of $1.063 decreases by 25%, 50% and 75%:
Assumed Conversion Price Per Share of Common Stock	Number of Shares of Common Stock Issuable Upon Conversion(1)(2)	Percentage of Outstanding Common Stock After Conversion (3)(5)
$1.063	10,348,071	19%
(-25%)	13,797,428	24%(4)
(-50%)	20,696,143	32%(4)
(-75%)	41,392,286	49%(4)

(1) Does not include accrued dividends of $225 per share on 11,000 shares of preferred stock, which is the total amount of shares of preferred stock on which dividends may accrue.

(2) The number of shares of common stock issuable upon conversion and the percentage of outstanding common stock after such conversion set forth above do not take into account the 114,286 warrants issued in connection with the sale of the preferred stock.

(3) Calculated based on 43,021,484 issued and outstanding shares of Centura's common stock as of March 9, 2001.

(4) Assumes that approval of Centura's stockholders is obtained for the issuance of greater than 19.9% of the outstanding stock.

(5) Assumes that Peconic elects to waive the restriction in the Certificate of Designation that Centura shall not honor any request by Peconic to convert any shares of Series B Preferred Stock if after such conversion Peconic would beneficially own more than 4.99% of Centura's common stock.

SELLING STOCKHOLDERS

The shares of common stock being offered by the Selling Stockholders are issuable (1) upon conversion of the Series B cumulative convertible preferred stock or (2) upon exercise of the related warrants. For additional information regarding the Series B cumulative convertible preferred stock, see "Issuance of Preferred Stock and Warrants to Selling Stockholders." We are registering the shares in order to permit the Selling Stockholders to offer the shares of common stock for resale from time to time.

The table below lists the Selling Stockholders and other information regarding the beneficial ownership of the common stock held by each of the Selling Stockholders. The second column lists, for each Selling Stockholder, the number of shares of common stock issuable pursuant to the transaction documents in connection with the First Issuance and the Second Issuance, assuming conversion of all Series B Preferred Stock and exercise of the related warrants, without regard to any limitations on conversions or exercise. Because conversion of the Series B Preferred Stock is based on a formula that depends on the market price of our common stock, the numbers listed in the second column may fluctuate from time to time. The third column lists each Selling Stockholder's pro rata portion, based on its ownership of Series B Preferred Stock, of the 5,750,000 shares of common stock being offered by this prospectus.

We determined the number of shares of common stock to be offered for resale by this prospectus by agreement with the Selling Stockholders and in order to adequately cover a reasonable increase in the number of shares required. Because the conversion of the Series B cumulative convertible preferred stock into common stock is based on a formula that depends upon the market price of our common stock, the number of shares that will actually be issued upon conversion may be more than the 5,750,000 shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by each Selling Stockholder.

Under the certificate of designation for the Series B cumulative convertible preferred stock and under the terms of the warrants, no Selling Stockholder may convert Series B cumulative convertible preferred stock or exercise the warrants, respectively, to the extent such conversion or exercise would cause such Selling Stockholder, together with its affiliates, to exceed 4.99% of the outstanding shares of our then outstanding common stock following such conversion, excluding for purposes of such determination shares of common stock issuable upon conversion of the Series B cumulative convertible preferred stock which have not been converted and upon exercise of the related warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The Selling Stockholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

The following table sets forth information as of April 5, 2001 with respect to the selling stockholders:
Name of Stockholder	Shares Beneficially Owned Prior to the Offering		Shares of Common Stock Offered Hereby	Shares Beneficially Owned After the Offering(1)
	Number	Percent(2)		Number	Percent
Peconic Fund, Ltd.(3)(4)	5,675,926	13.19%	5,675,926	0	-
Rochon Capital Group, Ltd.(5)	74,074	*	74,074	0	-

______________________________

(1) Assumes sale of all shares offered hereby and no other purchases or sales of Centura's common stock. See "Plan of Distribution."

(2) Based on 43,021,484 issued and outstanding shares of Centura's common stock as of March 9, 2001.

(3) Ramius Capital Group, LLC ("Ramius Capital") is the investment adviser of Peconic Fund, Ltd. ("Peconic") and consequently has voting control and investment discretion over securities held by Peconic. Ramius Capital disclaims beneficial ownership of the shares held by Peconic. Mr. Peter A. Cohen, Mr. Morgan B. Stark and Mr. Thomas W. Strauss are the sole managing members of C4S& Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark and Strauss may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital.

(4) Excludes warrants to purchase 77,319 shares of Centura's common stock pursuant to Warrant to Purchase Shares of Common Stock of Centura Software Corporation dated December 30, 1999 and an option held by MAJJES Limited ("MAJJES"), an affiliate of Peconic, to purchase 434,783 shares of Centura's common stock under the Common Stock Purchase Agreement dated as of September 12, 2000 between MAJJES and Centura.

(5) Excludes warrants to purchase 373,000 shares of Centura's common stock pursuant to Warrant to Purchase Shares of Common Stock of Centura Software Corporation dated December 30, 1999 which shares have been previously registered under a different registration statement and offered under a different prospectus. Includes warrants to purchase 74,074 shares of Centura's common stock.

* Less than one percent.

Rochon Capital Group, Ltd. acted as Centura's placement agent in connection with the sale of the Series B Preferred Stock. No other Selling Stockholder has had any material relationship with Centura or any of its predecessors or affiliates within the last three years.

PLAN OF DISTRIBUTION

After the issuance of shares of our common stock upon conversion by the holders of the Series B cumulative convertible preferred stock or exercise by the holders of the related warrants, the Selling Stockholders may sell the shares offered hereby in one or more transactions (which may include "block" transactions) on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions, through the settlement of short sales or in a combination of such methods of sales, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the shares directly to purchasers, or may sell to or through agents, dealers or underwriters designated from time to time, and such agents, dealers or underwriters may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchaser(s) of the shares of our common stock for whom they may act as agent or to whom they may sell as principals, or both. The Selling Stockholders may also pledge certain of the shares of our common stock from time to time, and this prospectus also relates to any sale of shares of our common stock that might take place following any foreclosure of such a pledge. The Selling Stockholders also may transfer the shares of common stock in other circumstances in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of the prospectus. The Selling Stockholders and any agents, dealers or underwriters that act in connection with the sale of the shares of our common stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, and any discount or commission received by them and any profit on the resale of the shares as principal might be deemed to be underwriting discounts or commissions under the Securities Act of 1933.

In connection with sales of the common stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The Selling Stockholders may also sell shares of common stock short and deliver shares of common stock to close out short positions, or loan or pledge shares of common stock to broker-dealers that in turn may sell such shares. If the Selling Stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, brokers-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved).

We will receive no portion of the proceeds from the sale of the shares and will bear all of the costs relating to the registration of this offering (other than any fees and expenses of counsel for the Selling Stockholders). Any commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the shares will be borne by the Selling Stockholders.

At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the Selling Stockholders will pay all underwriting discounts and selling commissions, if any. We will indemnify the Selling Stockholders against liabilities, including some liabilities under the Securities Act of 1933, in accordance with the registration rights agreement or the Selling Stockholders will be entitled to contribution. We will be indemnified by the Selling Stockholders against civil liabilities, including liabilities under the Securities Act of 1933 that may arise from any written information furnished to us by the Selling Stockholders for use in this prospectus, in accordance with the related registration rights agreement or will be entitled to contribution.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, Old Federal Reserve Bank Building, 400 Sansome Street, San Francisco, California 94111.

EXPERTS

The financial statements incorporated in this Registration Statement by reference to the Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

Centura is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files proxy statements, reports and other information with the Securities and Exchange Commission. Reports, and proxy and information statements, and other information filed by the registrant with the commission can be inspected and copied at the public reference facilities maintained by the commission in Washington, D.C., and at its Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048; and at the Public Reference Office of the commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the registrant is an electronic filer and copies of such material may be retrieved from the Web site (http://www.sec.gov) maintained by the commission.

Copies of such material can be obtained from the Public Reference Section of the commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Centura's common stock is quoted on The Nasdaq National Market under the symbol "CNTR." Reports, proxy and information statements and other information about Centura may be inspected at the Nasdaq National Market, 1735 K Street, N.W., Washington, DC 20006-1506.

INFORMATION INCORPORATED BY REFERENCE

The following documents filed by Centura with the commission are incorporated by reference in this prospectus:

1. Centura's Annual Report on Form 10-K for the year ended December 31, 2000.

2. Centura's Current Reports on Form 8-K filed with the commission on January 26, 2001, March 9, 2001 and March 13, 2001.

3. The description of the Centura's common stock set forth in the Centura's Registration Statement on Form 8-A filed with the commission on December 17, 1992, as amended by Amendment No. 1 to the Registration Statement on Form 8-A filed with the commission on January 29, 1993 and Amendment No. 2 to the Registration Statement on Form 8-A filed with the commission on February 4, 1993.

All documents filed by Centura according to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the common stock offered hereby shall be deemed to be incorporated by reference in this prospectus. Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained in this prospectus (or in any other subsequently filed document which also is incorporated by reference in this prospectus) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

Centura will furnish without charge to each person, including any beneficial owner, to whom this prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. Requests should be directed to Chief Financial Officer, Centura Software Corporation, 975 Island Drive, Redwood Shores, California 94065, telephone: (650) 596-3400.

No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in the prospectus in connection with the offer made by this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any selling stockholder. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of the Company since the date hereof. This prospectus does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so to anyone to whom it is unlawful to make such offer or solicitation.

________________

TABLE OF CONTENTS

THE COMPANY 2

RISK FACTORS 3

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS 8

USE OF PROCEEDS 8

ISSUANCE OF PREFERRED STOCK AND WARRANTS TO SELLING STOCKHOLDERS 9

SELLING STOCKHOLDERS 11

PLAN OF DISTRIBUTION 12

LEGAL MATTERS 14

EXPERTS 14

AVAILABLE INFORMATION 14

INFORMATION INCORPORATED BY REFERENCE 14

5,750,000 Shares Centura Software Corporation Common Stock _____________ PROSPECTUS _____________ APRIL 6, 2001

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses payable by the Registrant in connection with the sale and distribution of the common stock being registered. Selling commissions and brokerage fees and any applicable transfer taxes and fees and disbursements of counsel for the selling stockholders are payable individually by the selling stockholders. All amounts are estimates except the registration fee.

Amount To Be Paid
Registration Fee	$1,235
Legal Fees and Expenses	$60,000
Accounting Fees and Expenses	$5,000
Fees of Rochon Capital Group, Ltd. in connection with the private placement and related transactions	$290,000
Total	$356,235

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article Tenth of Centura's Certificate of Incorporation provides that directors of Centura shall not be personally liable to Centura or its stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the General Corporation Law of the State of Delaware. Section 6.1 of Centura's Bylaws provide for indemnification of officers and directors to the maximum extent and in the manner provided by the General Corporation Law of Delaware. Section 145 of the Delaware General Corporation Law makes provision for such indemnification in terms sufficiently broad to cover officers and directors under certain circumstances for liabilities arising under the Securities Act of 1933.

Centura has obtained directors' and officers' liability insurance covering, subject to certain exceptions, actions taken by Centura's directors and officers in their capacities as such.

ITEM 16. EXHIBITS

Exhibit Number	Description of Exhibit
4.1

Certification of Designation, Preferences and Rights of Series B Cumulative Convertible Preferred Stock (Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on March 13, 2001, File Number 000-21010)

5.1	Opinion of Orrick, Herrington & Sutcliffe LLP
10.1

Subscription Agreement by and between Centura and Peconic Fund, Ltd. dated March 9, 2001 (Incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed on March 13, 2001, File Number 000-21010)

10.2

Registration Rights Agreement by and between Centura and Peconic Fund, Ltd. dated March 9, 2001 (Incorporated by reference to Exhibit 99.2 to the Registrant's Current Report on Form 8-K filed on March 13, 2001, File Number 000-21010)

10.3

Common Stock Purchase Warrant issued to Peconic Fund, Ltd. on March 9, 2001 (Incorporated by reference to Exhibit 99.3 to the Registrant's Current Report on Form 8-K filed on March 13, 2001, File Number 000- 21010)

10.4

Form of Common Stock Purchase Warrant to be issued in connection with the second issuance (Incorporated by reference to Exhibit 99.4 to the Registrant's Current Report on Form 8-K filed on March 13, 2001, File Number 000-21010)

10.5

Form of Common Stock Purchase Warrant to be issued in connection with the third issuance (Incorporated by reference to Exhibit 99.5 to the Registrant's Current Report on Form 8-K filed on March 13, 2001, File Number 000-21010)

10.6	Common Stock Purchase Warrant issued to Rochon Capital Group, Ltd. on March 9, 2001
23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants
23.2	Consent of Counsel (included in Exhibit 5.1)
24.1	Power of Attorney (see page II-4)

ITEM 17. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood Shores, State of California, on the 6th day of April 2001.

CENTURA SOFTWARE CORPORATION

By: /s/ Richard Lucien
Richard Lucien

Senior Vice President, Finance and Chief Financial Officer

(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on April 6, 2001:
SIGNATURE	TITLE	DATE
/s/ Scott R. Broomfield* Scott R. Broomfield	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	April 6, 2001
/s/ Richard Lucien Richard Lucien	Senior Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	April 6, 2001
/s/ Peter Micchiche* Peter Micchiche	Director	April 6, 2001
/s/ Jack King* Jack King	Director	April 6, 2001
/s/ Philip Koen* Philip Koen	Director	April 6, 2001
/s/ Thomas R. Clark* Thomas R. Clark	Director	April 6, 2001
/s/ Ed Borey, Jr.* Ed Borey, Jr.*	Director	April 6, 2001

*By: /s/ Richard Lucien
Richard Lucien

Attorney-in-fact

CENTURA SOFTWARE CORPORATION

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
4.1

Certification of Designation, Preferences and Rights of Series B Cumulative Convertible Preferred Stock (Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on March 13, 2001, File Number 000-21010)

5.1	Opinion of Orrick, Herrington & Sutcliffe LLP
10.1

Subscription Agreement by and between Centura and Peconic Fund, Ltd. dated March 9, 2001 (Incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed on March 13, 2001, File Number 000-21010)

10.2

Registration Rights Agreement by and between Centura and Peconic Fund, Ltd. dated March 9, 2001 (Incorporated by reference to Exhibit 99.2 to the Registrant's Current Report on Form 8-K filed on March 13, 2001, File Number 000-21010)

10.3

Common Stock Purchase Warrant issued to Peconic Fund, Ltd. on March 9, 2001 (Incorporated by reference to Exhibit 99.3 to the Registrant's Current Report on Form 8-K filed on March 13, 2001, File Number 000- 21010)

10.4

Form of Common Stock Purchase Warrant to be issued in connection with the second issuance (Incorporated by reference to Exhibit 99.4 to the Registrant's Current Report on Form 8-K filed on March 13, 2001, File Number 000-21010)

10.5

Form of Common Stock Purchase Warrant to be issued in connection with the third issuance (Incorporated by reference to Exhibit 99.5 to the Registrant's Current Report on Form 8-K filed on March 13, 2001, File Number 000-21010)

10.6	Common Stock Purchase Warrant issued to Rochon Capital Group, Ltd. on March 9, 2001
23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants
23.2	Consent of Counsel (included in Exhibit 5.1)
24.1	Power of Attorney (see page II-4)